[Reference Translation]

Q&A on Model AA Class Shares

This Q&A has been prepared as a reference document regarding the issuance of Model AA Class Shares as announced on April 28, 2015 in the press release titled “Notice Concerning the Issuance of the First Series Model AA Class Shares, Partial Amendments to the Articles of Incorporation in Connection with the Establishment of Model AA Class Shares and Repurchase of its Own Shares in Response to the Issuance of the First Series Model AA Class Shares.”

TOYOTA MOTOR CORPORATION

April 28, 2015

This document is prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This document is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

Q&A on Model AA Class Shares

Question	Answer
(Q-1) • What are the purposes of issuing Model AA Class Shares?

(A-1)

•    TMC has determined that, in raising capital for research and development of next generation technologies, it is desirable to match to the extent possible the period in which investments in research and development contribute to TMC’s business performance with the period in which investments are made in TMC by investors. To that end, TMC has decided to issue Model AA Class Shares with voting rights and transfer restrictions that assume a medium to long term holding period.

•    Through Model AA Class Shares, TMC proposes shares that will reward shareholders who support and advance with TMC from a medium to long term perspective, and by incorporating in its operations the views of shareholders who hold the shares over a medium to long term, TMC will promote balanced management towards sustainable growth and challenge for the future, and aims to further enhance its corporate value over a medium to long term.

•    By issuing Model AA Class Shares, TMC aims to cultivate new shareholders who hold the shares for a medium to long term. Such shareholders have been identified as shareholders that “have the potential to become important partners for companies” in Japan’s Corporate Governance Code (March 2015).

(Q-2) • When does TMC plan to issue Model AA Class Shares?

(A-2)

•    TMC has not decided on the specific timing, but hopes to issue the Model AA Class Shares once necessary conditions, such as approval at the general meeting of shareholders, are met and after taking into consideration market conditions and other factors.

(Q-3) • Why did TMC decide that the total amount to be issued is 500 billion yen?

(A-3)

•    500 billion yen is the maximum amount of the issuance. TMC plans to make a comprehensive determination about issuance taking into account various factors, including investors’ demand for Model AA Class Shares and market conditions after the date of the resolution of TMC’s board of directors regarding the issuance.

•    The total number of Model AA Class Shares to be issued will be capped at less than 5% of the total issued shares (150 million shares) on the expectation that these shares will be offered in multiple series in light of TMC’s capital policies and taking into account market conditions. These considerations have been taken into account in deciding that maximum amount of the issuance of this series is 500 billion yen.

This document is prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This document is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(Q-4) • Will dividends be paid? If so, will more dividends be paid than on common shares?

(A-4)

•    TMC plans to pay dividends. The annual dividend rate will be 0.5% for the fiscal year of TMC in which the issuance date of First Series Model AA Class Shares falls, and thereafter the rate will increase 0.5% annually until the fifth fiscal year (i.e., 0.5%, 1.0%, 1.5%, 2.0% and 2.5%).

•    Model AA Class Shares will have priority over common shares in payment of dividends and distribution of residual assets, but this does not mean more dividends will be paid than on common shares.

(Q-5) • Why are Model AA Class Shares subject to transfer restrictions and are not listed on a stock exchange?

(A-5)

•    Since with listed common shares it is difficult for TMC to promote long term holding and to get an accurate picture of shareholders who hold the shares over the long term, TMC is considering issuing class shares with transfer restrictions. Because shares with transfer restrictions may not be listed under stock exchange listing rules, Model AA Class Shares will not be listed on a stock exchange.

(Q-6) • What does TMC mean by “with transfer restrictions”?

(A-6)

•    Model AA Class Shares are subject to transfer restrictions and may not be traded freely.

•    Transfer will require the approval of the board of directors, but such approval will not be necessary in any of the following cases:

(1)    Upon the delivery of First Series Model AA Class Shares or other transfer upon settlement in the event that a tender offer as provided in Article 27-2, Paragraph 6 of the Financial Instruments and Exchange Act is commenced for First Series Model AA Class Shares and any First Series Model AA Class Shareholder tenders its First Series Model AA Class Shares;

(2)    In the event of acquisition of First Series Model AA Class Shares due to inheritance;

(3)    In the event that a representative member of the board of directors approves the relevant transfer in accordance with certain conditions established by the board of directors.

(Q-7) • Transfer restrictions will be lifted under “certain conditions.” What kind of conditions does TMC foresee?

(A-7)

•    TMC plans to consider certain conditions in order to accommodate the class shareholders. For example, TMC may allow class shareholders to transfer the shares to the underwriter in the event that they need to exchange Model AA Class Shares for cash due to circumstances beyond their control such as natural disaster or bankruptcy.

This document is prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This document is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(Q-8) • From when can Model AA Class Shares be exchanged into cash?

(A-8)

•    In principle, Model AA Class Shares may not be sold or transferred. Model AA Class Shares may be converted into common shares of TMC at certain times each year commencing from a date falling approximately five years following the date of issuance. Model AA Class Shareholders may also demand TMC to acquire Model AA Class Shares in exchange for cash in an amount equivalent to the issue price during the period in which Model AA Class Shares is convertible into common shares.

(Q-9) • Do Model AA Class Shares have voting rights?	(A-9) • Yes. Model AA Class Shareholders may exercise voting rights in the same manner as holders of common shares. They may participate in general meetings of shareholders.

(Q-10) • Can Model AA Class Shareholders participate in the ordinary general meeting of shareholders?

(A-10)

•    TMC plans to hold joint general meeting of shareholders for both common shareholders and Model AA Class Shareholders. Therefore, Model AA Class Shareholders will be able to participate in general meeting of shareholders in the same manner as common shareholders.

(Q-11) • Which are designed to have better terms: Model AA Class Shares or common shares?

(A-11)

•    The superiority of the terms differs depending on what criteria each investor uses in making investment decisions. Thus, it cannot generally be said that the First Series Model AA Class Shares have better terms. For example, investors who focus on liquidity may not see the First Series Model AA Class Shares as an investment target due to transfer restrictions.

(Q-12) • Who are the target investors? Shouldn’t the offering also be conducted overseas?

(A-12)

•    Model AA Class Shares are subject to transfer restrictions for the purpose of creating a category of shareholders who hold the shares over a medium to long term. Because institutional investors focus on liquidity of shares, TMC believes that it is likely that investors investing in Model AA Class Shares will mainly be individual investors in Japan.

•    TMC understands that investors such as Japanese subsidiaries of overseas investors may participate in the public offering in Japan. For details, please contact the underwriter after the date of the resolution of TMC’s board of directors regarding the issuance.

•    TMC believes that having individual investors who are main car users become a medium to long term shareholders of TMC and reflecting in its business strategy their feedback regarding its medium to long term efforts will further enhance its corporate value.

This document is prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This document is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(Q-13) • What is a class share?

(A-13)

•    When a corporation issues two or more classes of shares with different shareholders’ rights, the shares of each class are called class shares.

•    In principle, shareholders are entitled to the same rights based on number of shares held, but as an exception under the Corporation Act of Japan, a corporation may issue multiple classes of shares with different shareholders’ rights within certain scope and under certain conditions.

•    Model AA Class Shares have characteristics that differ from those of common shares, such as that Model AA Class Shares are subject to transfer restrictions and are not listed on a stock exchange.

(Q-14) • What is a general meeting of class shareholders?

(A-14)

•    If an issuer of class shares carries out an act that is likely to adversely affect the shareholders of any class of shares, such act must be approved by the shareholders of such class. The general meeting of shareholders constituted by class shareholders is referred to as a general meeting of class shareholders.

(Q-15) • What is shelf registration?	(A-15) • Shelf registration is a procedure under which an issuer files a securities registration statement in advance so that it may offer and sell securities flexibly.

This document is prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This document is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.